FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For May 11, 2017

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

11 May 2017
The Royal Bank of Scotland Group plc
LEI: 2138005O9XJIJN4JPN90

Board Appointments

The Royal Bank of Scotland Group plc ("RBS") announces today that John Hughes and Yasmin Jetha will be appointed as Non-executive Directors of RBS with effect from 21 June 2017.

On appointment, John Hughes will become a member of the Group Audit Committee.

Howard Davies, Chairman of RBS, said:

"I am delighted that Yasmin and John have agreed to join us.  Yasmin brings a fresh skillset from her career as a Chief Information Officer in the consumer and media sectors coupled with extensive experience in financial services. John also has a deep understanding of the banking industry gained throughout his career at KPMG where he was a senior audit partner and UK Head of Banking.  I look forward to working with them both".

Ms Jetha is currently a Non-Executive Director of Nation Media Group (East Africa) and an independent panel member of the Cabinet Office Major Projects Review Group and was previously a Non-executive Director designate of Williams & Glyn. During her executive career, Ms Jetha held Chief Information Officer roles at Bupa and the Financial Times, where she became the Chief Operating Officer. She previously had a career spanning nearly 20 years at Abbey National PLC, latterly serving as an Executive Director on the board.

During an accountancy career spanning over 30 years, Mr Hughes gained extensive financial services experience.  He audited and advised major banks both in the UK and globally throughout his career with KPMG and has a broad knowledge of both retail banking and trading businesses.  He also served as a member of the Audit and Assurance Council (formerly the Auditing Practices Board) of the Financial Reporting Council for six years.

There are no other matters requiring disclosure under Listing Rule 9.6.13.

For further information contact:

RBS Media Centre                                    +44 131 523 4205

Notes to Editors

Biographical Details

John Hughes

John worked as an auditor at KPMG from 1985 to 2016.  He became a partner in 1997 and specialised in auditing and advising large and international banks.  He held a number of leadership roles within KPMG UK including Head of Banking Audit and Head of Banking.

John was a member of the Audit and Assurance Council (a part of the Financial Reporting Council), and its predecessor body the Auditing Practices Board, from 2009 to 2015.

John is a member of the Institute of Chartered Accountants in England & Wales and holds a Bachelor of Arts in Modern History from Worcester College, Oxford.

Yasmin Jetha

Yasmin Jetha was an executive main board director at Abbey National PLC from 2001 to 2004 prior to its takeover by Santander Bank. She was at Abbey National for 19 years holding senior positions in Retail Lending and Customer Services as well as Group IT & Infrastructure.

After leaving Abbey National, Yasmin joined the Financial Times as Chief Information Officer in January 2006, and became its Chief Operating Officer in April 2008. She held the position of the Chief Information Officer at Bupa, a healthcare company, from October 2009 to June 2014.

Yasmin was a non-executive director designate at Williams & Glyn until November 2016. She is a non-executive director at Nation Media Group, a leading media organisation based in East Africa, a role she has held since September 2009.

In addition to being Vice Chair of the Board of Governors at University of Bedfordshire from 2008 to 2011, Yasmin also served for over ten years until April 2017, as Vice Chair of the National Committee of the Aga Khan Foundation (UK) Ltd, a non-denominational charity.  Yasmin is a panel member of the UK Cabinet Office Major Projects Review Group.

Yasmin holds a Master of Science in Management Science from Imperial College and a Bachelor of Science in Mathematics from London University. She is a Fellow of the Chartered Institute of Management Accountants, was awarded an honorary Doctor of Laws degree by the University of Leicester in 2005, and was made an honorary Fellow of the University of Bedfordshire in 2011.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary